Exhibit 2

COMMENTS ON CSX PRESENTATION

Pages numbers refer to CSX’s “Truth About CSX’s Performance” Presentation (May 2008) and TCI/3G “ISS Presentation” (June 2008) available on

www.strongercsx.com

This document is to provide shareholders our views on the factual differences between our presentation and CSX’s.  We believe CSX has misrepresented facts by taking them out of context, using inappropriate metrics and arbitrary time periods to judge performance.

We do not want to fuel a “He Said/She Said” public mudslinging.  We do note however that the very existence of two 80-page presentations on the same company with some different conclusions based on, for example, whether productivity is best measured on an Revenue Ton Mile or Carload basis, confirm the railroad business is technical and the Board should have the technical expertise to really be able to engage in a rigorous dialogue with management.  In this regard, we hope if CSX responds to this document, it not only presents its own views on these points but notes which, if any, of the points we have addressed were ever raised by any independent Board Director.  For example, has an independent director questioned, prior to our analysis, whether productivity should be measured on a Carload or Revenue Ton Mile basis?  Has any independent director read CSX and NSC’s Wage Form A and B and questioned why 23% of CSX’s hours paid do not get worked versus only 12% at Norfolk Southern?   Whatever the answers may be, these are questions that are worthy of being asked.

I.  HOW WELL HAS CSX’S STOCK REALLY PERFORMED?

CSX Slides 5 & 13

CSX claims its stock performance has been industry-leading, but…

Recent outperformance has been driven by the proxy contest

•      Since TCI/3G announced a proxy contest on December 19, 2007, CSX stock has outperformed the other rails by ~30%(1)

•      “…activism has contributed to the stock’s recent outperformance”. UBS Research, June 3, 2008

•      “[TCI] provides additional pressure to produce good results.” Tony Hatch, ABH Consulting, Reuters News, April 20, 2008

•      “…it would be naive to say that (the hedge funds) didn’t have an effect ... they contributed [to CSX’s recent stock performance].” Lee Klaskow, Longbow Research, June 9, 2008

•      Excluding this recent proxy contest-driven outperformance, CSX stock has performed in line with other railroads since Michael Ward was appointed CEO in January 2003 (TCI/3G Slide 30)

Long term performance has been average

•      The board members TCI/3G have recommended shareholders vote against have a median tenure of 15 years.  Measured over this time period, CSX stock has performed in line with other railroads (TCI/3G Slide 31)

•      Excluding the proxy contest, CSX’s 5 year total shareholder return (the longest time period CSX cites in its presentation) drops significantly from 323% to 219%(2) (performance which is almost perfectly in-line with the other railroads)

And why measure performance only from 2003 (when Michael Ward was appointed CEO) when he was a key rail executive before this?

•      The current CSX CEO, Michael Ward, was President of CSX Rail since November 2000, COO of CSX Rail before that, and CFO of CSX Rail before that(3)

•      “Ward noted that he has effectively been in charge of the railroad since April 11, 2000, when he was named executive vice president of operations” Ward interview with The Washington Post, February 1, 2003(4)

•      Performance since Michael Ward has “effectively been in charge of the railroad” has been in-line with other railroads

II.  DOES CSX REALLY LEAD THE INDUSTRY ACROSS CRITICAL PERFORMANCE MEASURES?

CSX Slide 5

CSX’s claim that it leads the industry across “critical performance measures” is incorrect

CSX focused on financial metrics rather than true measures of operating performance

•   TCI/3G focused on actual operational performance (how fast trains are moving, how long trains are dwelling, frequency of accidents, labor efficiency, cost inflation) (TCI/3G Slide 22)

•      On all of these measures, CSX lags peers

•      CSX’s presentation chooses to focus instead on non-operating metrics

•   CSX’s “Margin Expansion”, “Shareholder Value Creation” and “EPS Growth” categories do not measure current operational performance, but rather rate of change

•      They are impacted by non-operational factors such as pricing, leverage and market valuation multiples

•      It is rare to hear railroad COOs talking about “EPS growth” when describing operational improvements

•   CSX also does not address the TCI/3G assertion that it is still a poor relative performer today but instead focuses on the historic rate of improvement

CSX’s reported Q1 07/08 financials contain one-offs that flatter its performance

•   CSX claims that it is a leader in Expense Control per RTM based on its performance in Q1 2008 versus Q1 2007

•   But in Q1 2007 CSX’s costs were abnormally high due to “one-off” derailment-related expenses (that CSX itself even highlighted as one-off in its earnings presentation(5)) (TCI/3G Slide 86)

•      Therefore, on a reported basis, expense growth looks artificially low in Q1 2008 (TCI/3G Slide 27)

Further, looking at an arbitrary single quarter is not a good basis for analysis

•   Management claims others are short term and they themselves are not focused on just this quarter, but their expense analysis does just this

•   Using a more appropriate full year time period for comparison, from 2006 to 2007, CSX ranks second to last on CSX’s own chosen measures of Expense Control

2007 Y/Y Growth Opex / RTM	2007 Y/Y Growth Opex-Fuel / RTM(6)
UNP	UNP
NSC	BNI
BNI	NSC
CSX	CSX
CN	CN

•      Quarterly comparisons are inappropriate because there are different impacts from seasonality at different railroads.  For example, winter weather has the most impact at CN and least at CSX, so any comparison solely on a Q1 basis disadvantages CN relative to CSX. We believe, therefore, that we must use annual statistics for comparison.

III.  IS CSX REALLY A SAFETY LEADER?

Slides 5, 24 & 43

CSX cherry picks metrics to flatter its safety performance

CSX ignores Accident Rate in its analysis

•      TCI/3G chose to focus on Accident Rate in its analysis as an indicator of safety and operational performance, CSX looked solely at the Personal Injury Rate

•      The FRA uses Accidents/Incidents as the major metric of analysis in its Safety Statistics Annual Report (7)

•      The Federal Railroad Administration defines Accident Rate as: “A safety-related event involving on-track rail equipment (both standing and moving), causing monetary damage to the rail equipment and track above a prescribed amount(8).”

•      Accidents have real operational, financial and service costs to them whether or not someone was injured so TCI/3G felt it was a better metric to analyze

•      The FRA issued a release in 2007 stating: “[CSX] is still not doing enough to make safety a top priority.  Indeed, our inspectors identified problems in every area of the company’s safety performance….(9)”

•      The FRA then assessed 199 safety violations against CSX and continued to monitor its safety performance closely since

It is likely that the Personal Injury metric that CSX uses is understated

•      The FRA has investigated CSX for intimidating workers not to report injuries

•      It is likely that CSX’s Personal Injury Rate is understated as the CSX culture has a “chilling effect on employee injury reporting” (Federal Railroad Administration report on CSX Harassment and Intimidation, March 2008) (TCI/CSX Slide 72)

•      A large labor union has told TCI that the rate of intimidation cases reported from CSX workers is double that of the other railroads(10)

CSX ignores Canadian National’s true safety record

•      Why does CSX choose to use metrics for only part of Canadian National’s business (the legacy Grand Trunk Railroad part) rather than looking at the whole company as it does with every other railroad?

•      CSX says the Canadian National 2007 Accident Rate is 4.36 when the Canadian National Annual Report clearly states it was 2.7 (i.e better than CSX at 2.85)(11)

•      Correcting for this, CSX slips down its own ranking to below average

2007 Accident Rate(12)
NSC
CP
CN
CSX
BNI
UNP

IV.  IS CSX REALLY A CUSTOMER SERVICE LEADER?

CSX Slides 30 & 44

CSX claims its customer service is industry-leading, but…

How can a survey one pays for be truly independent?

•      CSX cites an “independent” survey of its customers, but didn’t CSX pay for this survey itself?

•      And isn’t a survey that only samples your current customers subject to sample bias?

•      More independent surveys are carried out by non-paid third parties like Wall St analysts.  In these surveys, CSX’s service performance is consistently poor (TCI/3G Slide 23)

•      In fact, CSX cites one of these surveys in its own presentation without mentioning that CSX came in second to last on the key service question customers were asked(13)

V.  IS CSX REALLY NOT A LAGGARD ON VELOCITY?

CSX Slides 27 & 28

CSX claims that AAR velocity data is not meaningfully comparable across railroads

But this data is at least a publicly-available indication of actual performance

•   TCI/3G used AAR data to compare velocity across railroads.  CSX is last on this metric.

•      This data is indeed a sample and therefore may not be 100% representative of a network’s actual performance

•      But this data is widely used and publicly available

•      Is there any reason to believe CSX’s reported velocity is systematically more understated than any other railroads’ as CSX seems to claim?

And the conclusion that CSX is a laggard is confirmed by regulatory reports

•   All railroads file annual R1 regulatory filings with the regulator, the Surface Transportation Board

•      These reports have to be made on a consistent basis

•      It is possible to calculate a different average velocity measure by looking at the data for “total distance travelled” and “total time taken” to move that distance

•   Based on the data in these consistent regulatory filings, CSX still ranks last, and behind both Norfolk Southern and Canadian National

R1 Velocity (mph) (14)
CN	20.9
UP	20.3
BN	18.6
NS	18.9
CSX	18.3

VI.  DO CSX TRAINS REALLY DWELL AS LITTLE AS CN’S?

CSX Slide 29

CSX’s arbitrary claim that its ‘actual’ dwell is comparable to Canadian National’s is unsupported by evidence and contrary to what Canadian National says

TCI/3G did not use a non-comparable dwell number when comparing CSX and CN

•   CSX reports dwell time of ~23 hours versus CN reporting dwell time of ~13 hours

•   TCI/3G knew that CN reports its “dwell time” in a different way, and therefore these two figures were not directly comparable

•   So TCI/3G never used this non-comparable figure of 13 hours for CN in its analysis as CSX claims

•      TCI/3G clearly used a comparable figure of 18 hours (TCI/3G Slides 41 & 42)

•   This figure is a more accurate representation of what CN’s comparable dwell time is:

•      Based directly on conversations with Canadian National itself

•      Supported by comments in CN’s old annual reports which say CN had comparable dwell time of ~20 hours in 2000 and in conversations with CN, TCI/3G confirmed there has been improvement since that time

•      “…terminal dwell time for the entire CN system declined from 24.6 hours to 20.5 hours from H1 99 to H1 00” Canadian National 2000 Fact Book

•   In contrast, CSX arbitrarily estimates CN’s comparable dwell time to be ~23 hours, coincidentally similar to CSX’s own

•      This claim is not backed up with any evidence or analysis

VII.  IS CSX’S FUEL EFFICIENCY REALLY BETTER THAN CN’S?

CSX Slide 35

CSX is incorrect to say Canadian National’s longer length of haul explains its better fuel efficiency

Canadian National’s length of haul is not as long as CSX estimates

•      TCI/3G believes Canadian National and CSX have similar lengths of haul (~600 miles)

•      TCI/3G’s figure for Canadian National’s length of haul comes directly from conversations with Canadian National itself, it is not a TCI/3G “estimate”

•      However, CSX uses its own estimates of “tons/unit” to generate its estimate of Canadian National’s supposed length of haul of 800 miles

•      This is incorrect based on our conversations with CN itself

•      Given CSX itself suggests its own length of haul is ~600 miles(15), and CN confirms its own length of haul is 600 miles, it therefore cannot be that differing length of hauls explain the different fuel efficiencies of the two railroads

•      Further, CSX neglects to mention several other structural factors, all of which ought to make CN have worse fuel efficiency than CSX(16)

•      CN operates in colder climates than CSX (burns more fuel)

•      CN has a slightly older locomotive fleet than CSX (which burns more fuel)

•      CN has fewer bulk Ag/Coal trains than CSX (which burn less fuel)

VIII.  HAS CSX’S GROWTH REALLY COME FROM PRODUCTIVTY?

CSX Slide 36

CSX uses Cost/RTM which exaggerates its true productivity due to mix impacts.  The decision of whether to use cost/carload or cost/RTM should be based on what those costs are tied to. Based on our discussions with rail managements we believe ~80% of costs are fixed. With this is mind, and considering carload is less variable than RTM, carloads seem the more appropriate measure

Costs/RTM improved in part due to CSX’s improving mix

•      TCI/3G’s analysis suggests that little of CSX’s recent EBIT growth has come from true productivity. CSX claims the reverse.

•      TCI/3G used Carloads as the main metric of its analysis, CSX used Revenue Ton Miles (RTM) (TCI/3G Slide 24)

•      But Costs/RTM at CSX would have improved due to an improving mix, which likely shows up as Productivity in CSX’s analysis

•      Coal is among the most profitable commodity groups (lowest cost /RTM) and Intermodal among the least profitable (high cost/RTM(17)). This is largely because you can move 7x as many tons in a coal car as in an intermodal car

•      In the time frame analyzed, CSX grew its Coal volumes significantly and shrank its Intermodal volumes, generating a positive mix effect

•      This effect is exacerbated when using RTM as the basis of analysis rather than Carloads/Units

•      On an RTM basis Coal grew 22% versus 14% on a Carload basis(18)

•      On an RTM basis Intermodal shrank -13% versus -5% on a Carload basis(19)

•      To simplify, if all non-fuel costs are fixed (managements say 70-80%), and CSX moves the same number of carloads in 2007 as 2006 but more tons (because more of the carloads are coal cars, which carry 7x more than intermodal cars), then should management be given credit for improving productivity? We don’t believe so, especially as increases in coal traffic may be due to weather, oil/gas prices, and more generally outside of management control

Costs/RTM improve automatically from customer decisions that may have little to do with management action on network efficiency

•      Customers of their own volition may decide to move more freight (filling up half empty cars), or move longer distances (changing their own supply chains)

•      This will automatically lead to lower Cost/RTM and this has nothing to do with any management action on productivity

A large part of a railroad’s costs and efficiency has little to do with RTM

•      A key cost center for a railroad is the cost of its Yard Operations (as rail cars spend ~90% of their time dwelling in yards) (TCI/3G Slide 36 )

•      The efficiency with which a railroad’s Yard Operations team switch cars and build trains has little to do with how far those cars have travelled to get to the yard and how much freight is inside them

•      So here, the appropriate unit to focus on is Carloads (that employees actually handle), not Revenue Ton Miles which factor in tonnage and length of haul

IX.  IS CSX’S MARGIN IMPROVEMENT REALLY THAT GOOD?

CSX Slide 39

CSX cherry picks an arbitrary time period to show favorable performance

Why is an analysis of just one quarter a fair way to measure performance?

•   CSX points to its margin improvement from Q1 2004 to Q1 2008 while claiming that Canadian National’s margins actually declined

•   But why does CSX arbitrarily look at just one quarter’s performance which can be affected by many seasonal and one-off factors?

•   On a more appropriate full year 2003-2007 basis, although CSX’s operating ratio did improve (from 87% to 79%) so did Canadian National’s considerably (from 70% to 64%)(20)

•   CSX also neglects to mention that in 2003, CN’s operating ratio was so far ahead of CSX’s (70% operating ratio at CN vs. 87% operating ratio at CSX)

•      Given that, it is surprising CSX’s operating ratio did not improve at an even faster pace

•      The key takeaway is that although CSX improved, it only closed 3% of a 18% operating ratio gap over four years

And longer term analysis show CN improved margins much more than CSX

•   Since CN became public in 1995, its margins have more than tripled from ~10% to ~36% while CSX’s have stood constant at ~20%(21) (TCI/3G Slide 35)

•   And similarly, since CN fully embarked upon becoming a Scheduled Railroad in 1998, its margins have increased from ~24% to ~36% while CSX’s have stood constant at ~20%(22) (TCI/3G Slide 35)

•   CSX’s recent margin performance also needs to be put in proper context

•   As the following chart shows, CSX’s recent margin improvement has simply been a return to the margins the business earned before integrating Conrail(23)

•      This integration (99/00) was badly handled by management, which included the current CSX CEO as a senior Rail executive

•      Even with the newfound pricing power of the railroad renaissance, CSX ‘s current margins are still only at pre-Conrail levels

•      Conrail had comparable margins to CSX when it was handed over (on an aggregate company basis) so there cannot be a mix-type explanation for the lower margins at CSX when Conrail was integrated(24)

Conrail integration was 1999/2000

X.  IS CSX REALLY CLOSING THE COST GAP WITH CN?

Slides 41 & 79

TCI/3G analysis did not properly capture FX, but even adjusted, questions still remain about CSX’s performance

Adjusted numbers reveal slight improvement at CSX, but still a large relative gap(25)

•   On a Cost per Carload basis the cost gap between CSX and Canadian National has widened from 10% to 12%

•   On a Cost per GTM basis the cost gap has shrunk slightly from 32% to 28%

•      The large gap is still very concerning

•   CSX does not provide sufficient detail to validate how it calculates its version of this chart, but the TCI/3G calculations are made as follows.

•      Each year, USD based costs (reported in CAD) are converted to USD at that year’s FX rate, which reflects the actual USD costs CN had incurred that year

•      The balance of costs (the CAD based costs) are converted each year to USD at 2007’s FX rate to eliminate the impact from the changing currency

XI.  IS CSX’S LOCOMOTIVE EFFICIENCY REALLY AS GOOD AS IT CLAIMS?

CSX Slide 51

CSX cherry picks the most favorable metric on which to measure its locomotive cost efficiency

CSX assumes all locomotive expenditures are variable with gross ton miles

•      By analyzing its non-fuel locomotive expense on a per GTM basis, CSX assumes all locomotive expenditure is variable

•      This is incorrect – there are many aspects of non–fuel locomotive expense that are ‘fixed’ in a sense and are not directly correlated with GTM

•      For instance, mandatory 90-day inspections and time-based repair work

•      Intuitively, when a locomotive enters a repair/maintenance shop, the efficiency with which engineers work on it has little to do with how far it has come or how much it has hauled (the GTM)

•      Similarly, if TCI/3G has said all locomotive expense was ‘fixed’ and insensitive to GTM, then the data shows a ~40% higher spend at CSX than NS, but this would be incorrect too

•      The reality is, locomotive expense has multiple drivers to it, which is why TCI/3G analyzed locomotive expense on a variety of metrics (per GTM, per Horse Power, per Locomotive)  (TCI/3G Slide 44)

•      Depending on the metric/driver, CSX spends 12%-40% more than Norfolk Southern on locomotive expenses

•      TCI/3G chose a reasonable number of 25% to reflect the variety of drivers of locomotive expense

XII.  IS CSX’S LABOR EFFICIENCY REALLY AS GOOD AS IT CLAIMS?

CSX Slide 52

CSX claims that publicly available, industry data is inaccurate without providing any evidence, source or quantification for its claim

CSX makes arbitrary comments about Norfolk Southern’s hours worked/hours paid reporting standards

•      As footnoted, TCI/3G used publicly available Wage Form A&B available on the Surface Transportation Board website in its Annual Compilation of Wage Statistics to analyze labor productivity(26)

•      This data is transparent and publicly available from the regulator

•      TCI/3G analysis of publicly available data suggests 23% of CSX’s Hours Paid are not Worked versus 12% at Norfolk Southern (TCI/3G Slide 46)

•      CSX provides no evidence for its claim that Norfolk Southern’s reporting is inconsistent with the other railroads

•      CSX also does not provide any quantification of this inconsistency

•      If Norfolk Southern does indeed count training in its Hours Worked and CSX does not, does this inconsistency account for all of the gap in labor productivity? Half of the gap? Very little of the gap? Does CSX actually have publicly available numbers to do the analysis?

XIII.  IS CSX’S PRICING REALLY ON PAR WITH NORFOLK SOUTHERN?

CSX Slide 56

CSX claims that its longer length of haul explains its lower Revenue/RTM than Norfolk Southern

But CSX does not quantify at all the impact from different lengths of haul

•      Conceptually, pricing may indeed not be entirely linear with revenue ton miles but it is the best unit of measurement publicly available

•      To the extent non-linearity exists, CSX does not attempt to quantify how much of an impact it has

•      Does it explain all of the apparent 27% pricing gap in Coal, half of the apparent 16% pricing gap across the business? Very little of either gap? Does CSX actually have the publicly available data to do the analysis?

•      CSX also cites “third party” analysis validating its pricing strategy without sourcing this or providing evidence for it

And doesn’t CSX itself say it has more legacy contracts than Norfolk Southern, so shouldn’t this be at least part of the explanation?

•      CSX publicly says it has ~15% of its revenue base that its is still moving under legacy (deeply below market price) contracts(27)

•      The comparable figure at Norfolk Southern is much lower(28)

•      Therefore, this difference must be at least some of the explanation for the Rev/RTM discrepancy but CSX does not mention it at all

XIV.  WHY SHOULD CAPEX BE ALLOCATED ON A PERCENTAGE OF SALES BASIS?

CSX Slide 62

CSX ignores key concerns raised about capital expenditures and uses a highly imprecise metric to measure appropriate capex levels

Capex should not be determined on the basis on the percentage of revenues that other railroads spend

•      Such an analysis makes no distinction between maintenance and growth capital expenditure

•      The level of Maintenance Capex to be spent depends on the size of the your railroad’s network, the age of the network, historic maintenance practices, and how much activity takes place on the network – revenue (either your’s or another railroads’) has nothing to do with it

•      The level of Growth Capex will depend largely on the returns that capital will earn

•      Just looking at book returns (which overstate true returns) shows that CSX has the second lowest Returns on Equity in the industry and therefore every dollar of Growth Capital spent by CSX may be less valuable than a dollar spent by other railroads

2007 Return on Equity(29)
CN	21%
CP	16%
BN	16%
CSX	14%
UNP	12%

•      Further, if one railroad has an exciting and specific capital project (perhaps double tracking a major corridor, or building out a new port) why does that mean CSX should spend at the same level even if it does not have the same opportunities?

CSX differs in key ways from other railroads in areas important to capital allocation and ignores these concerns

•      CSX is the only railroad where management has no Return on Invested Capital measures included in their compensation scheme

•      CSX has had the worst volume performance of any railroad from 2003-2007

2003-07 Volume CAGR(30)
BN	4.5%
CN	3.2%
NS	2.6%
UP	1.3%
CSX	-0.5%

•      CSX ignored key concerns (TCI/3G Slides 53-57) raised about:

•      its consistent over-estimation of volume growth;

•      the increase in CSX capex levels after the compensation scheme was changed and management did not have to care about returns or cashflow;

•      the lack of consistency between what CSX management said at the CSX 2005 Investor Day and the current capex plans

The main concern TCI/3G raised was the significant increase in capex, not the absolute level relative to other railroads

•      Even on CSX’s own charts CSX is clearly highlighted as the company with the largest increases in capex over the time period shown

•      No explanation is given for this

•      CSX ignored the concern raised about the increase in capex occurring after the change in the compensation scheme

If percentage of revenue is the right way to measure appropriate capex spent today as CSX claims, then was CSX under-spending in previous years?

•      CSX is claiming that today, because its capex is in line with other railroads on a percentage of revenue basis, that its current level of capex is appropriate

•      If this is true, then was CSX under-spending in 2003-2005 when its own charts show it spending much less than other railroads on a percentage of revenue basis?

XV.  CSX’S BUYBACK ANALYSIS IS SHORT TERM AND MISLEADING

CSX Slides 72 & 82

CSX uses a misleading, short-term analysis to hide the real economic benefit of a buyback and ignores that TCI told CSX to execute a buyback at much lower and more accretive prices.  There simply cannot be any debate that buying back CSX stock when it was $35/share would have been tremendously value accretive to shareholders given CSX stock is now at $65

CSX’s buyback analysis is misleading and short term

•      Management claims others are short term and they themselves are not focused on just this quarter or year’s EPS, but their buyback accretion analysis does just this

•      The economic benefit of a buyback accrues over years, so it is wrong to look at just the short term accretion

•      Buybacks are especially valuable when you can repurchase stock today having confidence that its value will be much higher in the future because of the Company’s growth trajectory

•      Even on the Company’s own understated growth projections and buyback assumptions, a modest buyback would add 11% to 2010 EPS(31)

•      The 2% short term accretion CSX point to is not the right metric to focus on

		2007	2010
	PF 2007	Buyback	No Buyback Buyback
EBIT	2,229	2,229	3,390	3,390
Other Income	93	93	93	93
Interest	(417)	(625)	(417)	(625)
PBT	1,905	1,697	3,066	2,858
Taxes	(696)	(620)	(1,120)	(1,044)
Net Income	1,209	1,077	1,946	1,813

PF EPS	$2.99	$3.05	$4.81	$5.14
PF FD Shares	405	353	405	353

EPS Growth 07-10			61%	72%

EPS Accretion		2%		11%

CSX’s Own Buyback Assumptions and EBIT Growth Guidance

Addn Debt	3,205	Share Price	$61.94
Interest Rate	6.5%	Shares Bought	52
Addn Interest	208	% of Shares	13%

EBIT CAGR	15%

Group Analysis

CSX’s neglects to mention that TCI was telling it to do a buyback at much lower and more accretive prices

•      TCI was urging CSX to make meaningful stock repurchases in late 2006 and early 2007 when the share price was significantly lower than it is today

•      For instance, the average CSX stock price in Q1 2007 was $37(32)

•      A buyback program executed at these lower share prices would have been much more accretive for shareholders than CSX’s current plan

•      The following chart replicates the analysis above but shows the 2010 EPS accretion if the buyback had been executed at lower share prices, as TCI had urged CSX management to do in early 2007

2010 EPS Accretion(33)
$35/share	33%
$40	26%
$45	21%
$50	17%

XVI.  CSX’S ASSERTIONS ABOUT TCI/3G NOMINEES ARE MISLEADING

CSX Slide 16

CSX makes several unsubstantiated assertions about TCI/3G nominees. They are untrue

Chris Hohn

•      All of the proposals made by TCI/3G would benefit all shareholders, not just TCI in any special way as CSX claim.  Therefore, there is no basis for the statement that Mr. Hohn “has a ‘special interest’ agenda(34)”

•      CSX claims that the TCI/3G proposals would “[impair] shareholder value”.  But as two of CSX’s largest shareholders, TCI and 3G would be harmed more than most by any actions taken which “impaired shareholder value,” so it is unlikely that TCI/3G would propose such measures

•      CSX states that Mr. Hohn stepped off the board of a UK company in 2007 “in the face of allegations of conflicts of interest.”  This statement is unsupportable and untrue. Mr. Hohn’s decision to leave the board of RIT, which is the public company referenced, was not the result of allegations of conflicts of interest but an independent decision

Alex Behring

•      CSX claims that ALL, the Brazilian railroad that Mr. Behring was the former CEO of, has an “abysmal safety record.” This is unsupportable and untrue

•      Using comparable Federal Railroad Administration standards, ALL’s accident rate today is approximately 2.9 accidents per million train miles, compared to CSX’s 2.84 accidents per million train miles and a range in US rails of between 2.3 and 3.7 accidents per million train miles(35)

•      Furthermore, during Alex Behring’s tenure at ALL, the company’s safety record improved 86% (TCI/3G Slide 80)

Tim O’Toole

•      CSX’s accusations that while Mr. O’Toole has been Managing Director of the London Underground, service has declined sharply and that funding required for operations has increased over 600% are highly misleading

•      The annual report of the London Underground clearly shows service improvements under Mr. O’Toole’s tenure(36)

•      With regard to increased costs, in 2001, prior to its hiring of Mr. O’Toole, the City of London initiated a 30 year project to re-build the entire London Underground, line by line, and allocated a significant budget for this purpose

•      For CSX to insinuate that the increase in capital London is dedicating to the Tube is a result of Mr. O’Toole’s mis-management is untrue, without factual foundation, misleading and defamatory

Gary Wilson

•      CSX’s statement that Mr. Wilson “led” Northwest into bankruptcy has no basis in fact

•      Mr. Wilson was chairman of the Northwest board.  Accordingly, he was not the sole decision-maker with regard to Northwest, nor is it accurate to imply he mis-managed the airline when, in fact, Northwest was the last of the major airlines to need bankruptcy court protection, following the bankruptcies of US Airways, United and Delta

Gil Lamphere

•      CSX states that Mr. Lamphere has a career “characterized by buyouts.”  This is untrue and CSX has not provided any basis for its assertion

•      CSX neglects to mention that Mr. Lamphere has been on the board of over a dozen public companies, including leading North American railroad companies like Canadian National, Illinois Central and Florida East Coast

•      CSX also neglects to mention that one of its own nominees to the CSX board is John McPherson, the former CEO of Florida East Coast.  While Mr. McPherson was CEO of Florida East Coast, the company was sold to a buyout firm, Fortress Investment Group(37)

(1) Source: Bloomberg data from December 18th, 2007 through June 6th 2008. CSX stock price was up 50% versus average of CN, BN, UNP and NS at an average of 23%

(2) Total Shareholder Return calculated on same basis as CSX Presentation, but for five years pre-Proxy Contest Announcement 12/18/02-12/18/07, Bloomberg. Average total shareholder return of other railroads is 206%

(3) CSX Company Reports, Press Releases, 10-Ks

(4) http://findarticles.com/p/articles/mi_qa3943/is_200302/ai_n9170636

(5) CSX Q1 Earnings Presentation 2008

(6) Source: Group Analysis of Company Reports

(7) Federal Railroad Administration website

http://safetydata.fra.dot.gov/officeofsafety/publicsite/publications.aspx?itemno=7.05

(8) Federal Railroad Administration website

http://safetydata.fra.dot.gov/officeofsafety/publicsite/Definitions.aspx

(9) Statement of Federal Railroad Administrator Joseph H. Boardman on Findings of Focused Inspection on CSX, March 2007

(10) Conversations between UTU and TCI. UTU said 50% of intimidation cases reported to the UTU are from CSX despite CSX workers only accounting for 25% of the UTU membership

(11) Canadian National Annual Report 2007

(12) Source: Federal Railroad Administration and Canadian National 2007 Annual Report

(13) Morgan Stanley Research, April 2008

(14) Group Analysis of R1 reports Train Miles and Train Hours Schedules. CN refers only to CN US business as R1 for CN whole company is not available

(15) CSX Presentation says CN’s 800 miles length of haul is apparently a “third longer than CSX” i.e. ~600 miles

(16) Group Analysis of velocity data, Company reports, 2007 Edition of Locomotive Rosters And News

(17) Group Analysis of company reports, conversations with industry consultants and research analysts

(18) Group Analysis of CSX reports

(19) Group Analysis of CSX reports

(20) CSX and Canadian National Company Reports

(21) Group Analysis of Company Reports

(22) Group Analysis of Company Reports

(23) UBS Research and JP Morgan Research

(24) Latest available Conrail 10-K filing was 1996 which showed operating ratio of 80% (excluding one-off charge for non-union voluntary separation programs and related losses on certain non-cancelable leases), actually better than CSX’s own operating ratio that year. Conversations with former Conrail executives confirm margins improved from then through to the split and integration with CSX/NS

(25) Group Analysis of Company Reports

(26) Surface Transportation Board website http://www.stb.dot.gov/econdata.nsf/dc81d49e325f550a852566210062addf/1967691fac1d0087852571320053422a?OpenDocument

(27) JP Morgan Research, Bear Stearns Research, conversations with CSX Investor Relations

(28) JP Morgan Research, Bear Stearns Research, conversations with Norfolk Southern Investor Relations

(29) Group Analysis of Company Reports, Return on Equity defined as Net Income / Book Equity.  Used book values rather than replacement values for simplicity

(30) Group Analysis of Company Reports

(31) Group Analysis

(32) Source: Bloomberg

(33) Group Analysis

(34) Comment made on Slide 17 of CSX’s “Relentless Pursuit of Excellence” Presentation (May 2008)

(35) Source: ALL management. Calculations of ALL’s safety record should exclude a subsidiary known as Brazil Ferrovias, as it was only acquired in 2006 by ALL and integrated into operations in 2007

(36) Source: Annual Report of Transport for London 2008

(37) Florida East Coast website

http://phx.corporate-ir.net/phoenix.zhtml?c=64379&p=irol-newsArticle&ID=1032030&highlight=

TCI/3G STRONGLY BELIEVE WE HAVE COMPLIED WITH ALL SECURITIES LAWS

CSX claimed in the lawsuit that TCI/3G made materially misleading statements in their Section 13(d )and 14(a) filings and sought to block TCI/3G from voting their shares

The Court roundly rejected those claims -- which were the key issues in the case

The Court in fact found that:

•	TCI and 3G’s Schedule 13D disclosure is NOT “false, misleading, or otherwise inadequate as to material fact”, and any case "the facts now are widely disseminated"
•	TCI/3G "make no materially misleading statement or omissions in its proxy filings and therefore are not in violation of Section 14(a) or Rule 14a-9.
•	And the Court determined that there “is no basis for ordering corrective disclosure or for voiding proxies that [TCI/3G] have obtained”

The Court also found that sterilizing TCI/3G’s shares, as CSX had requested, was not a legally permissible remedy

The Court found, among other findings, that (i) TCI created and used total return swaps as part of a plan or scheme to evade the reporting requirements of Section 13(d) and by virtue of Rule 13d-3(b) of the Act, TCI is deemed to be a beneficial owner of the shares held by the counterparties to such swaps, and (ii) TCI and 3G formed a "group" for purposes of Section 13 of the Act no later than February 13, 2007.  The Court enjoined TCI and 3G from violating Section 13(d) of the Act and Regulation 13D thereunder.

TCI/3G strongly disagree with those legal conclusions and plan to appeal the decision

TCI/3G DISAGREES WITH THE COURT'S FINDING THAT THEY FORMED A GROUP PRIOR TO DECEMBER 12, 2007

The Court’s conclusion on group formation is based on inferences that the Court drew from circumstantial evidence

•	Despite millions of pages of discovery, including thousands of emails, there was no direct evidence that TCI/3G formed a group prior to December 12, 2007.
•

The Court placed much emphasis on one internal TCI email, dated February 13, 2007, that included the snippet “Increased activity in csx cds has caused excitement in the stock. I also want to discuss our friend alex of Brazil”

•	The Court inferred that this email reflected the inception of TCI/3G’s “group”
•	In so concluding, the Court appears to have discounted or ignored the facts that:
• TCI regularly spoke with Brazilian Alex Behring (of 3G) on matters concerning its Brazilian portfolio given Mr. Behring’s relationships in Brazil

	•	At this time, the Brazilian SEC was in the process of ruling on a minority buyout and the ruling would have an impact on TCI's investment in Arcelor Brasil
	•	Of the one million pages of documents produced to CSX by TCI, this is the only email that even references both CSX and 3G
	•	Although 3G started buying CSX CDS around this time, TCI has never purchased CSX CDS

•	The Court also emphasized the fact that 3G resumed its purchases of CSX stock on March 29, 2007, the same day as a meeting with TCI
•	The Court rejected TCI/3G’s argument that this timing was coincidental and did not reflect formation of a “group.”
•	In so doing, the Court appears to have discounted or ignored the facts that:

	•	3G had already purchased ~8m CSX shares (starting in February)
	•	Many funds trade based on their perceptions of TCI’s views given TCI’s investment track record, without resulting in the formation of a group with TCI.

The Court’s conclusion on group formation appears to have discounted or ignored the following additional evidence that is inconsistent with its conclusion:

3G was completely absent from TCI's initial proxy efforts

•

On August 2, 2007, TCI had a call with its advisors, D.F. King and Schulte Roth & Zabel LLP, to discuss logistical and other issues that would arise in connection with a potential CSX proxy contest. Neither 3G nor its advisors attended or were informed of the call

•	In fact, 3G pursued its own avenues independent of TCI to consider a proxy contest
•	In October 2007, TCI sent two public letters to CSX, expressing its concerns. Neither 3G nor its advisors were aware of these letters until after their public disclosure
•	These separate processes would not have been needed if TCI and 3G were working together

TCI's and 3G's trading and investment patterns in CSX differ

•	The correlation between the two funds’ trading patterns is only 16%
•	TCI began investing in CSX in October 2006. By the time 3G started buying CSX stock months later in February 2007, TCI had already built 93% of its ultimate position
•	In August and September 2007, 3G sold 38% of its CSX holdings, while TCI’s position remained virtually unchanged (sold 3% of its position)
•	We disagree with the Court’s view that 3G’s sale of almost 40% of its interest in CSX in September was merely a pause in an ongoing agreement to coordinate with TCI in a plan to get control of CSX
•

Rather, we believe this evidence is irreconcilable with the Court’s conclusion on group formation and demonstrates that up to that point, there was no agreement to form a group to do anything with respect to CSX within the meaning of Section 13(d)

TCI and 3G each conducted their own research and analysis on CSX

•	It is undisputed that 3G conducted its own extensive research and produced monthly investor reports
•	TCI engaged a third-party consultant to develop its analysis
•	3G's communications to its own investors shows support for CSX in 2007, at the same time TCI was criticizing management

The Court recognizes that information sharing alone does not constitute an agreement to enter into a group

•	Information sharing about an industry/company is common in the investment industry and the ability to freely communicate is generally viewed as a desirable goal
•	TCI and 3G readily acknowledged that they talked to each other and numerous investors about the fundamentals of the rail industry and CSX
•

The Court reached an inference based on circumstance that conversations between TCI and 3G before December 2007 must have related to a proxy contest, however, there was no direct evidence of such conversations

There was no business reason for TCI to form a group before December 2007

•	Proposals for the 2008 CSX Annual Meeting could not be made prior to January 2008 so there was no practical value in forming a group beforehand
	•	In 2007, TCI did not own common stock in time to make proposals or vote at the 2007 Annual Meeting. And the CSX by-laws did not allow Special Meetings

TCI had not decided definitively to run a proxy contest until December 2007

•	From July through September 2007, TCI was concerned about two things which would have made a definitive decision to run a proxy contest premature:
	•	Extreme market volatility caused TCI to reevaluate its entire investment portfolio (especially its large rail investments, as rail stock prices fell sharply)
	•	Congressional activity suggested a heightened risk of rail reregulation legislation which would have a materially harmful impact on TCI’s rail investments
•

It was not until November 16, 2007, when CSX responded to TCI's October letters, that it was clear to TCI that the CSX board and management were not interested in doing what was in the best long-term interest of shareholders

•	It was only then that TCI decided it must run a proxy contest

Extensive negotiations were required before TCI and 3G were able to agree to a written group agreement

•	Starting in mid-November, TCI and 3G began discussion of a group agreement, but several significant issues had to be negotiated. Negotiations were not completed until December 12, 2007
•

TCI did not want to run a proxy contest without a “world-class” slate of nominees. A fax from Mr. Wilson shows that he did not commit to run as a nominee until December 11, 2007, at 5:04 pm, Pacific Time, which was received in the middle of the night at 2:04 am in the UK on December 12, 2007

TCI DISAGREES WITH THE COURT'S HOLDING THAT IT USED SWAPS AS PART OF A “PLAN OR SCHEME TO EVADE” SECTION 13 DISCLOSURE REQUIREMENTS

The Court did not find “beneficial ownership” based on the swap contracts or TCI’s relationships with the counterparties, which are the traditional means of determining beneficial ownership under Section 13

•	The Court declined to decide this beneficial ownership issue
•

The Court found that TCI had no "agreements" or "understandings" with its swap counterparties with respect to the voting of hedged shares. While the Court found that TCI "was in a position to influence the counterparties," we believe that is not a sufficient basis on which to find beneficial ownership and the Court did not so find

•

The witnesses from Citigroup and Deutsche Bank, the two counterparties with whom TCI has the vast majority of its swaps, testified that there was no agreement with TCI as to the voting or disposition of shares held as hedges

	•	The witnesses also testified that the swaps did not give TCI any voting power
•

There was testimony at trial from some of TCI's counterparties that as a matter of practice they either do not vote shares held as hedges or vote them proportionately with other votes so as to eliminate any influence on the vote

	•	TCI did not have the right to direct the counterparties' disposition held as hedges

The Court’s conclusion rests on a broad view of what qualifies as a “scheme to evade” that is inconsistent with the SEC’s view of the law

•

Since TCI used swaps because - among other reasons -- it did not trigger Section 13(d) filing requirements, and, because, in the Court’s view, TCI intended to seek control of CSX, it found that TCI's swaps were a "plan or scheme" to evade disclosure

•

We believe this definition of a “scheme to evade” is too broad, as the Staff of the SEC -- the body charged with regulating the securities markets -- submitted an amicus letter stating that "evasion" should only be found in egregious and rare circumstances

•	As we understand it, the SEC Letter expressly rejected the Court’s broad view of “scheme to evade” under Rule 13(d)-3(b)
•	The SEC has only ever applied "plan or scheme to evade" to so-called "parking" cases

The SEC Staff's letter to the Court specifically states that a party's "underlying motive for entering into the swap transaction generally is not a basis for determining whether there is 'a plan or scheme to evade.'”  Although the SEC letter did not address the facts in the case:

•	The SEC Staff further adds that simply "taking steps with the motive of avoiding reporting and disclosure generally is not a violation of Section 13(d) unless the steps create a false appearance"
•

The SEC Staff says that the "mental state contemplated by the words 'plan or scheme to evade' is generally the intent to enter into an arrangement that creates a false appearance" – these swaps were "plain vanilla" agreements in standard form

•	Prior SEC guidance on what constitutes a “plan or scheme” states that “a transaction falls within the language if it was a sham.” Again, these swaps were customary market transactions in standard form
•

The SEC Staff cautioned that a finding in support of the CSX position “would be novel and would create significant uncertainties for investors who have used equity swaps in accordance with accepted market practices understood to be based on reasonably well-settled law”

TCI had multiple well-documented business reasons to use swaps

•	These reasons included lower financing costs, administrative convenience, and potential tax benefits
•	The SEC Letter specifically states, “a person that does nothing more than enter into an equity swap should not be found to have engaged in an evasion of the reporting requirement”
	•	As set forth in the letter, the mere fact that nondisclosure may have been one of the reasons TCI entered into swap agreements is not enough for a finding of bad faith or a "plan or scheme to evade"
	•	Structuring investment contracts to prevent crossing the 5% reporting threshold of Regulation 13D is considered a legitimate business purpose
	•	Swaps are widely recognized as legitimate investments, including by the Office of the Comptroller of the Currency

TCI disagrees with the Court's findings that it used swaps as part of a “plan or scheme to evade” disclosure.  In reaching its conclusion, the Court either discounted or ignored the following points that are inconsistent with its conclusion:

•

In response to questioning by the Court, Mr. Hohn specifically stated that, because he was investing in the United States for the first time, he sought out two law firms with regard to appropriate disclosure of TCI's swap positions

•

If evading Section 13 disclosure requirements had been TCI's primary purpose for entering into swap agreements, once TCI's positions in CSX were publicly disclosed in December 2007, it would have made sense for TCI to unwind its swaps and purchase physical shares which it could vote in the proxy contest since the total voting block would have been ~15% - notably, TCI did not do this

•	TCI disclosed its swap investments to CSX as early as November 2006 and continued to confirm its swap investment with CSX and its advisors throughout 2007

The SEC Staff unequivocally rejects the legal theory put forth by CSX and endorsed by the Court, that as a practical matter, swap counterparties typically hedge the swap contracts with matching shares of stock, and therefore the swap purchaser “beneficially owns” those matching shares

•	The SEC clearly stated that a standard cash-settled equity swap agreement "without more" does not confer beneficial ownership over shares a counterparty purchases to hedge its position
•	The letter rejects the view that economic and business incentives can confer "voting power" or "investment power" on a party
•

The letter emphasizes that that, "where [a party] is unconstrained by either legal rights held by the other party or by any understanding, arrangement, or restricting relationship with the other party, it is acting independently and in its own economic interest"

TCI and 3G Disagree With the Court’s Conclusion that TCI and 3G Are Seeking Control of CSX.  The Court discounted the following points which are inconsistent with its conclusion:

•

TCI’s and 3G’s investments in CSX were made on the basis of fundamentals. At the time it began investing, TCI believed all rails presented attractive investment opportunities but CSX was the cheapest railroad stock

•

TCI has been open about its desire to see CSX change some aspects of the way it does business, and its desire to encourage management to make those changes, which it believes will create value for all shareholders

•	TCI does not believe that is the equivalent of seeking “control” of CSX.
•

TCI/3G’s slate of 5 nominees would constitute only a minority of the 12-person Board; the slate contains only one TCI representative and one 3G representative; the three non-shareholder nominees are independent individuals and are not being compensated by TCI/3G

•	Notably, although the Court found that TCI and 3G are seeking control of CSX, it also found that TCI and 3G have not made any material misstatements as to their plans for CSX in their proxy materials
•

Simply because TCI invested in CSX with the knowledge CSX’s margins lagged peers does not mean TCI must have had a desire to control CSX from the outset. Improved performance can come from management, without shareholder pressure

•

TCI also invested in Union Pacific whose margins also lag peers and where it is widely accepted operating improvements can be made. But TCI has a good relationship with Union Pacific management, and has not pursued an activist strategy there

For these and other reasons, although TCI and 3G appreciate the time and attention that the Court gave to the matter, TCI and 3G respectfully disagree with some of its conclusions and plan to appeal those aspects of the Court’s decision.

THIS PRESENTATION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP, THE CHILDREN’S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD., THE CHILDREN’S INVESTMENT MASTER FUND, 3G CAPITAL PARTNERS LTD., 3G CAPITAL PARTNERS, L.P., 3G FUND L.P., CHRISTOPHER HOHN, ALEXANDRE BEHRING, GILBERT LAMPHERE, TIMOTHY O’TOOLE AND GARY WILSON (COLLECTIVELY, THE “PARTICIPANTS”), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO CSX CORPORATION (THE “ISSUER”).

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. THE PARTICIPANTS ASSUME NO OBLIGATION TO UPDATE THE FORWARD-LOOKING INFORMATION.

THE PARTICIPANTS RESERVE THE RIGHT TO CHANGE ANY OF THEIR OPINIONS EXPRESSED HEREIN AT ANY TIME AS THEY DEEM APPROPRIATE. THE PARTICIPANTS DISCLAIM ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

THE PARTICIPANTS HAVE NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED IN THIS PRESENTATION AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

THE PARTICIPANTS SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING OR THIRD PARTY REPORT. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE ISSUER WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED IN THIS PRESENTATION.  ANY ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH IN THIS PRESENTATION ARE BASED ON ASSUMPTIONS THAT THE PARTICIPANTS BELIEVE TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE ISSUER WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL.

THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY. THE PARTICIPANTS CURRENTLY OWN AN AGGREGATE OF APPROXIMATELY 8.7% OF THE OUTSTANDING COMMON STOCK OF THE ISSUER. THE PARTICIPANTS INCLUDE FUNDS AND ACCOUNTS THAT ARE IN THE BUSINESS OF TRADING — BUYING AND SELLING - PUBLIC SECURITIES. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE THAT CAUSE ONE OR MORE OF THE PARTICIPANTS FROM TIME TO TIME TO SELL ALL OR A PORTION OF THEIR SHARES IN OPEN MARKET TRANSACTIONS OR OTHERWISE (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SHARES (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS

OR OTHERWISE), OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES.

ALL STOCKHOLDERS OF THE ISSUER ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE PARTICIPANTS FROM THE STOCKHOLDERS OF THE ISSUER FOR USE AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS OF THE ISSUER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST.  INFORMATION RELATING TO THE PARTICIPANTS IS CONTAINED IN THE DEFINITIVE SCHEDULE 14A FILED BY THE PARTICIPANTS WITH THE SEC ON APRIL 28, 2008.